UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street. North
Vancouver, BC V7P 3N4, Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X_   Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __   No  _X

MATERIAL CHANGE REPORT

Filed pursuant to:

s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)

Item 1:

Reporting Issuer

OFFSHORE SYSTEMS INTERNATIONAL LTD.

#107 - 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone:  (604) 904-4600

Item 2:

Date of Material Change

January 14, 2003

Item 3:

Press Release

A press release was issued on January 14, 2003 via CCNMatthews.  A true copy of the press is attached.

Item 4:

Summary of Material Change

The Company intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the TSX.  The Company currently has 26,043,243 common shares issued and outstanding.  The board of directors of the Company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the Company.  All shares repurchased by the Company will be cancelled.  The bid will commence on January 16, 2003 and terminate on January 15, 2004.

Item 5:

Full Description of Material Change

See attached Schedule "A" Press Release dated January 14, 2003.

Item 6:

Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the

Securities Act (Ontario)

Not Applicable

Item 7:

Omitted Information

Not Applicable

Item 8:

Senior Officer
                        Mr. John A. Jacobson
                        Chief Executive Officer
                        107 - 930 West 1st Street
                        North Vancouver, B.C.
                        V7P 3N4
                        Telephone:  (604) 904-4612

Item 9:

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 14th day of  January, 2003.

  “John A. Jacobson”
      (Signature)

  John A. Jacobson
        (Name)

  Chief Executive Officer
            (Position)

  North Vancouver, B.C.
  (Place of Declaration)

Exhibit “A”

Offshore Systems International Ltd.

107 – 930 West 1st Street

North Vancouver, BC, V7P 3N4

Telephone:  (604) 986 4440     Fax:  (604) 987 2555

News Release

                                                                                                                                                TSX:OSI

For Immediate Release                                                                                           OTCBB: OFSYF

OFFSHORE SYSTEMS PROCEEDS WITH

NORMAL COURSE ISSUER BID

VANCOUVER, CANADA – January 14, 2003 -- Offshore Systems International Ltd. (TSX:OSI / OTCBB:OFSYF), is pleased to announce that it intends to proceed with a normal course issuer bid whereby it will purchase its own common shares out of the market through the facilities of the TSX.  The Company currently has 26,043,243 common shares issued and outstanding.  The board of directors of the Company has authorized the repurchase of up to 1,300,000 common shares, representing approximately 5% of the issued and outstanding common shares of the Company.  All shares repurchased by the Company will be cancelled.  The bid will commence on January 16, 2003 and terminate on January 15, 2004.  The board is of the view that the Company’s shares are currently undervalued in the market and that a repurchase of the shares at current prices represents a sound investment opportunity and will assist in having the true value of the Company’s shares reflected in the market.

About Offshore Systems International Limited

Founded in 1977, Offshore Systems designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for ships.  ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards.  Offshore Systems has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal Danish Navy and the United States Navy.  OSI Geomatics Ltd., a wholly- owned subsidiary, produces and markets both land and nautical mapping products for the military, governmental and commercial marketplace in North America.

Forward-Looking Statements

This news release contains discussion of items that may constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended, with respect to achieving corporate objectives, developing additional project interests, Offshore’s analysis of opportunities in the acquisition and development of various project interests and other matters. These statements are made under the ‘safe harbour’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.  Although Offshore Systems International believes the expectations reflected in such forward-look statements are based on reasonable assumptions, it can give no assurances that its expectations will be achieved.  Factors that could cause actual results to differ from expectations include the effects of general economic conditions, changing foreign exchange rates, actions by government authorities, uncertainties associated with contract negotiations, industry supply

For more information, please contact:

Jay Hussey

The Equicom Group Inc. 416-815-0700 ext. 225

E-mail: jhussey@equicomgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: “ John A. Jacobson”

Title: President & CEO

Date:    January 15, 2003